March 8, 2016

Via SEC Edgar Submission

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AFS Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 Initial Form S-1 Filed: October 24, 2015 File No. 333-207587

Dear Mr. Ingram:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your response to comment one in our letter dated February 11, 2016. Within your next amendment, please:

•	explain who produces the licensed technology. Given that only Mr. Knight has access to the information necessary to create the technology and that he is currently retired, please be as specific as possible in explaining this production process;
•	describe the means by which you receive this technology; and
•	explain the method you use to verify that the technology receive is authentic given that you do not have access to its chemical makeup

If your response demonstrates that you cannot operate your business without access to the chemical makeup of the technology, please consider filing an amended license that includes the chemical makeup of your technology.

Answer to Comment 1: The items listed in Comment 1 have been added to the revised registration statement.

Statements of Changes in Shareholders’ Deficit, page F-7

Comment 2: Please expand this statement to include a rollforward for the nine-months ended December 31, 2015, in light of the material equity financing transactions that occurred during this period. Please refer to ASC 505-10-50-2 for guidance.

Answer to Comment 2: The disclosure listed in Comment 2 has been added to the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for AFS Holdings, Inc.